November 5, 2019

Bruce C. Cozadd
Chairman and Chief Executive Officer
Jazz Pharmaceuticals plc
Fifth Floor, Waterloo Exchange
Waterloo Road, Dublin 4
Ireland D04 E5W7

       Re: Jazz Pharmaceuticals plc
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           Form 8-K dated August 6, 2019
           File No. 001-33500

Dear Mr. Cozadd:

       We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 8-K dated August 6, 2019

Exhibit 99.1
Reconciliations of GAAP Reported to Non-GAAP Adjusted Information, page 12

1. Your adjustment for upfront and milestone payments does not appear to be consistent with
       Question 100.01 of the Non-GAAP Compliance and Disclosure
Interpretations (C&DI) as
       such payments would appear to represent normal, recurring cash operating expenses.
       Please revise your future filings to remove this adjustment or explain to us why it does not violate the C&DI.
 Bruce C. Cozadd
FirstName LastNameBruce C. Cozadd
Jazz Pharmaceuticals plc
Comapany 5, 2019 Pharmaceuticals plc
November NameJazz
Page 2
November 5, 2019 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences